February 13, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcoa Inc.
2008 Form 10-K

Ladies and Gentlemen:

In accordance with General Instruction D(3) to Form 10-K, I wish to inform you that the Consolidated Financial Statements in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices, with the exception of the implementation of Financial Accounting Standards Board Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” and the measurement date provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).” These changes are disclosed in Note A to the Consolidated Financial Statements.

Very truly yours,

/s/ Tony R. Thene
Tony R. Thene
Vice President and Controller

Attachment

cc:	NYSE Euronext, Inc.
11 Wall Street
New York, NY 10005

New York Stock Exchange Alternext US
11 Wall Street
New York, NY 10005